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                                  EXHIBIT 18.1

Leslie's Poolmart, Inc.

November 14, 1997

Re:  Form 10-K Report for the Nine Months Ended September 27, 1997

Gentlemen:

This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.

As of July 1, 1997, the Company changed from the last-in first-out (LIFO) method of accounting for inventory to the first-in first-out (FIFO) method. According to the management of the Company, this change was primarily for the following reasons:

1. The Company must meet minimum financial covenants in accordance with its publicly traded Senior Notes and in accordance with a revolving credit facility with a bank. These covenants must be calculated on a FIFO basis, as specified in the agreements.

2.   The predominant costing method within Leslie's industry is FIFO.

3. The change to FIFO does not materially change the Company's historical trends and will not have a material effect on shareholders' equity.

4. The market price for the inventory of the Company is quite variable. Also, the change to FIFO will not materially change the inventory value.

5. The FIFO method will present inventory at a value that most closely approximates its replacement cost and its actual acquisition cost. Use of the FIFO method will enable users such as the bond holders and commercial banks to better understand the Company's financial condition.

6. The FIFO method will minimize the effect of accounting estimates on interim financial information.

7. The Company will realize significant administrative savings as a result of a change to FIFO.

A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.

We are of the opinion that the Company's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management.


ARTHUR ANDERSEN LLP